Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

October 27, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 27, 2021 The Nasdaq Stock Market (the "Exchange") received from Seaport Calibre Materials Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Common Stock and one- half of
one redeemable warrant

Class A Common Stock, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable for one share
of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,